Exhibit 99.1

Mountain Province Diamonds Announces Closing of Previously Announced Junior Credit Facility

TSX and OTCQX: MPVD

TORONTO and NEW YORK, March 28, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) (OTCQX: MPVD) provides the details of its Q4 and Full Year 2021 earnings release and conference call, and announces that it has closed its previously announced transactions (the "Transactions"), consisting of: (i) the entry into a new US$50 million junior secured term loan credit facility (the "Loan Agreement") with an entity (the "Lender") ultimately beneficially owned by Dermot Desmond, and (ii) the issuance to the Lender of warrants (the "Warrants") to purchase up to 41,000,000 common shares of the Company for an aggregate exercise price of approximately US$25,000,000. The Warrants are exercisable in whole or in part at any time up to the Maturity Date (as defined below) at an exercise price of US$0.60975 per common share. The Warrants, and any common shares issuable upon exercise thereof, are subject to a statutory four-month hold period under Canadian securities laws that will expire on July 29, 2022.

Closing of Junior Credit Facility

The Loan Agreement matures on December 15, 2027 (the "Maturity Date") and is secured by substantially all of the properties and assets of the Company and its subsidiaries on a junior basis to the Company's existing second lien notes. The Loan Agreement bears interest at a rate of 8% per annum until December 15, 2022, after which the interest rate will be 2% per annum greater than the interest rate on the debt that replaces or refinances the Company's existing second lien notes, payable on a semi-annual basis. The Company is entitled to prepay the Loan Agreement at any time prior to the Maturity Date without penalty.

The Company issued the Warrants, as described above, as partial consideration for the extension of credit under the Loan Agreement. The exercise price and number of common shares underlying the Warrants are each subject to customary anti-dilution adjustments.

Dermot Desmond is an insider and a related party of Mountain Province. The Transactions therefore each constitute a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions ("MI 61-101").

In accordance with MI 61-101 and the rules of the Toronto Stock Exchange (the "TSX"), the disinterest shareholders of the Company approved the Transactions at a special meeting of shareholders held on February 28, 2022.

The Loan Agreement constitutes the borrowing of money from, or the entering into of, a credit facility with a related party. Accordingly, pursuant to Section 5.4(1) of MI 61-101, a formal valuation in respect of the Loan Agreement was not required.

In respect of the Warrants, Section 6.3(1) of MI 61-101 provides the subject matter of a formal valuation are the non-cash assets involved in a related party transaction. Pursuant to Section 6.3(2) of MI 61-101, because the non-cash assets, being the Warrants, are securities of a reporting issuer, a formal valuation in respect of the Warrants is also not required.

On November 9, 2021, the board of directors of the Company established a special committee of independent directors (the "Special Committee") in connection with the consideration and oversight of options to improve the Company's capital structure and its short and long-term liquidity, including by way of a restructuring or refinancing of its outstanding indebtedness.

The review, direction and supervision of the Transactions fell within the mandate of the Special Committee. Each member of the Special Committee was independent of the Company's management and the Lender and unrelated to the Transactions. The Special Committee was advised by independent legal counsel and an independent financial advisor, Eight Capital, in connection with the Transactions.

The Special Committee reviewed and considered the Transactions and, giving due consideration to the best interests of the Company and the impact on shareholders and the Company's other stakeholders, unanimously concluded that the Transactions were in the best interests of the Company and that the terms of the Transactions are reasonable in the circumstances of the Company.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., and Matthew MacPhail, P.Eng, MBA, both employees of Mountain Province Diamonds Inc. and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2022/28/c8217.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:30e 28-MAR-22